John Hancock Funds
601 Congress Street
Boston, Massachusetts 02210-2805
November 19, 2012

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Laura Hatch

Re:	John Hancock Funds Annual Reports to Shareholders
Dear Ms. Hatch:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“SEC”), which were conveyed to us by telephone on September 21, 2012 with respect to the Annual Reports for the John Hancock Funds, which were filed with the Commission via EDGAR. The staff’s comments are set forth below.
General Comments:
1.	Comment — Notes to Financial Statements — Line of Credit. Please consider disclosing commitment fees.
Response. In accordance with S-X Rule 6-04.13(b), the Funds’ reporting policy is to disclose the amount of commitment fees, if significant. The open-end funds have not incurred significant amounts of commitment fees relating to the Line of Credit. However, we will consider disclosing the amount of the commitment fees in the Notes to Financial Statements going forward. The closed-end funds with credit facility arrangements already disclose commitment fees.

2.	Comment — Tax Footnote — ROC-SOP Adjustments. Please consider disclosing permanent / temporary adjustments.
Response. The Funds’ reporting policy is to disclose in the Notes to Financial Statements the reasons for permanent and temporary book tax differences that are greater than $0.01 per share. For Funds where reasons are not disclosed, there were no book tax differences greater than $0.01 per share.

3.	Comment — Fund Performance. Consider disclosing the average returns for the benchmarks.
Response. We will take this under consideration. We will review industry practice and evaluate change feasibility.

4.	Comment — Allocation of certain fees. How are Trustee fees allocated to the Funds?

Securities and Exchange Commission
November 19, 2012

Response. Trustees meeting fees and retainers are allocated to the Funds based upon relative assets with the exception of each closed-end fund that has a fixed allocated amount. In the event that there are special meeting fees, the costs are allocated only to impacted funds.

5.	Comment — Financial Highlights. For Funds with return of capital distributions, please consider indicating that total return reflects reinvestment of distributions from return of capital.
Response. We will modify the note to the total return calculation for funds with return of capital distributions.

6.	Comment — Statement of Assets and Liabilities. Other liability is significant to total liability. Consider breaking out other liability.
Response. We make materiality assessments based upon facts and circumstances, including both quantitative and qualitative considerations. In general, when total liabilities are a very small component of the balance sheet, other liabilities generally are not significant to the financial statements taken as a whole. If the components of other liabilities include any significant items, such items are presented separately.

7.	Comment — N-SAR (Exhibit B). Letters are missing auditor name and city. Please provide.
Response. We have filed amended N-SARs for Trusts with letters missing auditor name.

8.	Comment — Funds Listed on EDGAR. — Not all funds / classes have ticker symbol at class level.
Response. Our current practice is to request ticker symbols only for retail classes.

9.	Comment — Notes to Financial Statements — Expense Recapture. If Funds have recoupment provisions are they disclosed?
Response. Yes, for funds that have recoupment provisions, the provisions are disclosed. Not all funds have recoupment provisions.
Fund Specific Comments — Closed End Funds:
John Hancock Premium Dividend Fund
10.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.

11.	Comment. Fund is disclosing 5 expense ratios — only expense ratio required is expense ratio including interest expense.
Response. We will reformat presentation to show only gross and net ratios including interest expense in the Financial Highlights table.
John Hancock Investors Trust
12.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Securities and Exchange Commission
November 19, 2012

Response. We have filed an amended N-SAR.

13.	Comment — Notes to Financial Statements — Note 5 — Management fees. Note provides the effective rate on managed assets. Consider also disclosing effective rate on net assets.
Response. Going forward, for Funds that pay management fees based upon managed assets, we will consider adding the effective rate of the fee on net assets.

14.	Comment. Greater than 10% in foreign entities, $32K in foreign currency realized gains - Notes to Financial Statements do not discuss foreign currency translations. Consider disclosing going forward.
Response. Although the Fund has in excess of 10% of its holdings domiciled in foreign countries, all holdings are USD denominated. There was no unrealized gain/loss for the period relating to foreign currency translation, and the $32k realized gain represents less than 2 basis points of the Fund’s ending net assets, and less than 1% of net increase in net assets from operations. Based upon materiality, management determined that foreign currency translation was not material to the Fund.
John Hancock Income Securities Trust
15.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.
John Hancock Bank and Thrift Opportunity Fund
16.	Comment — Statement of Assets and Liabilities. Other liabilities amount to $108K or 20% of liabilities.

Response: “Other liabilities and accrued expenses” represents less than 0.04% of net assets. The balance of $108K consists entirely of accrued expenses payable, as follows: custodian, transfer agent, registration, audit, legal, printing and miscellaneous ($1K). Since these are all unaffiliated payables for normal fund operating expenses, management does not believe expanded balance sheet disclosure would provide any further meaningful information to shareholders.

17.	Comment — Financial Highlights. Footnote to total return — please consider indicating that total return reflects reinvestment of distributions from return of capital.

Response. We will modify the note to the total return calculation.

18.	Comment — Notes to Financial Statements. ASC 820 — level 3 increased from $3 million to $4.8 million. How were these valued in 2010 and then in 2011?

Response. The Level 3 securities at each year end were represented by the same 3 positions, valued using the same respective methodologies, year over year. Two of the securities were fair valued using price to book multiples of peer groups and illiquidity discounts, and the third was valued using a broker quote. The broker quote is based upon the issuer’s common shares and a conversion price.

Securities and Exchange Commission
November 19, 2012

John Hancock Tax Advantaged Global Shareholder Yield Fund
19.	Comment — Distribution Yield. We noted the Fund had a significant return of capital distribution. Please consider disclosing the percentage or per share of return of capital distribution.

Response. The following statement is included in the MDFP: “The tax characteristics of distributions paid during the year were evenly split between income and return of capital.”
John Hancock Tax Advantaged Dividend Income Fund
20.	Comment. N-SAR date is 12/22, Opinion Date is 12/23 — Why is there a difference in these dates?

Response. The N-SAR letter and the financial statements opinion are both dated December 22, 2011 for this Fund.

21.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.

22.	Comment — Management’s Discussion of Fund Performance. The Fund incurred losses on derivatives. Please describe process for consideration of inclusion of derivatives discussion in MDFP. If derivatives impact is significant to performance, MDFP should include relevant discussion.

Response. Our policy is to evaluate derivatives impact relative to overall Fund performance. Although the Fund incurred losses on derivatives during the year, the impact of less than 0.10% was not material to the Fund’s overall performance of 18.16%. When we determine derivatives had a significant impact to fund performance, we include relevant discussion in the MDFP.
John Hancock Preferred Income Funds
23.	Comment — Financial Highlights. Fund is disclosing five expense ratios — the only expense ratio required is the gross expense ratio including interest expense.

Response. We will reformat the Financial Highlights presentation to show only gross expense ratio and one net expense ratio, both of which will include interest expense.

24.	Comment — Interest Expense / Rate Recalculation (John Hancock Preferred Income Fund). Please confirm the interest expense as presented in the Statement of Operations.

Response. We have confirmed interest expense is accurate. Interest expense incurred by the Fund is calculated daily based upon actual loan balance and actual interest rate. The average interest rate disclosed in the Notes to Financial Statements was calculated using a simple average of rates in effect on individual days during the period without consideration to weighting (loan balances).
Fund Specific Comments — Open End Funds:
John Hancock Regional Bank Fund
25.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.

Securities and Exchange Commission
November 19, 2012

John Hancock Small Cap Equity Fund
26.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.
John Hancock Global Opportunities Fund
27.	Comment — Notes to Financial Statements. Level 3 — Why was the roll forward of level 3 securities not contained in the notes?

Response. The Funds apply a materiality threshold for inclusion of Level 3 roll forwards in the Financial Statements. Since Level 3 represented 0.0003% of net assets at the beginning and end of the year, no roll forward was included.
John Hancock Classic Value Fund
28.	Comment — N-CSR Certification. Management certification is dated 12/13/2011 while PwC letter is dated 12/20/11. Please describe the process of obtaining management certification.

Response. We have a rigorous process in place to accumulate financial reporting and control considerations for escalation, discussion and review by certifying officers. We hold certification meetings to review significant financial reporting and control considerations with the Funds’ CEO and CFO generally on or prior to the date of financial statement release (certification date). In the instance noted above, a certifying officer was traveling out of the country, and we had to obtain the actual signed certification prior to financial statement release. We monitored for any significant financial reporting or control items from the certification meeting date through financial statement release date. In this case, no additional financial reporting or control issues came up after the certification meeting that would require communication with the certifying officer, so the original certification letter was included in the filing.

29.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.
John Hancock Investment Grade Bond Fund
30.	Comment — Notes to Financial Statements. Derivatives disclosure — describe why range is disclosed rather than average volume.

Response. We use range in this disclosure since we believe it meets requirements of ASC 815. We do not feel average volume would provide more meaningful information to shareholders in light of the considerable other ASC 815 disclosure requirements.
John Hancock Money Market Fund
31.	Comment — Statement of Operations. Interest Income for the year is $1.4 million. At balance sheet date, interest receivable is $1.2 million. Does the interest receivable contain past due income as receivable appears to be high when compared to interest income for the year. Please explain.

Response. Interest receivable does not contain past due income. Interest income of $3.8 million is offset by premium amortization of $2.4 million. In addition, interest receivable includes purchased and accrued interest on long-term bonds purchased close to maturity.

Securities and Exchange Commission
November 19, 2012

32.	Comment — Notes to Financial Statements. Page 19 — Distribution and services plans note — Please explain why Class B had an additional waiver of $137,850.

Response. For Classes A and C, contractual and voluntary waivers resulted in net distribution fees of zero. After these waivers, Class B still had $137,850 of distribution fees available to waive. Accordingly, the remainder of the distribution fees for Class B was voluntarily waived to avoid a negative yield. Going forward we will simplify the disclosure and present only one voluntary waiver per class.

33.	Comment — N-SAR (Exhibit B). Letter is missing city.

Response. Audit firm is included. Going forward the city will be included.
John Hancock US Global Leaders Growth Fund
34.	Comment — Financial Highlights. Class A note 3 — “Less than ($0.005) per share.” Should be “more”.

Response. From an absolute perspective, it was less than $0.005 per share. We agree this may be confusing and will evaluate our standard disclosure going forward.

35.	Comment — Notes to Financial Statements. Footnote 4 — Fees and transactions with affiliates — Are the waivers/reimbursements fund level or class level? If fund level, than difference between gross and net expense ratios would be the same.

Response. The fund was subject to both fund and class level waivers/reimbursements. Fund level waiver amounted to approximately 1 basis point (rounded) and certain classes had class specific waivers.

36.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.
John Hancock High Yield Fund
37.	Comment — Schedule of Investments. Page 12 — AMG Management rate is “-”. Is the security in default or is it a zero rate?

Response. This security had recently restructured as part of a corporate action. The security is not in default, it has no coupon rate. Going forward, the coupon rate will be disclosed as zero.

38.	Comment — Schedule of Investments. For all securities that are tagged with “H”, are they all in non-accrual status?

Response. Yes, all securities tagged with “H” are in non-accrual status, except for AMG which is accreting based upon our collectability analysis in conjunction with portfolio managers.
John Hancock Collateral Investment Trust
39.	Comment — Statement of Operations. Interest Receivable $13 million while interest income for entire year is $20 million. Please explain.

Securities and Exchange Commission
November 19, 2012

Response. Interest income of $48 million has been offset by premium amortization of $27.9 million. In addition, interest receivable includes purchased and accrued interest on long-term bonds purchased close to maturity.

40.	Comment — Financial Highlights. Footnote 4 in Financial Highlights: “Less than ($0.005) per share.” Should be “more”.

Response. From an absolute perspective, it was less than $0.005 per share. We agree this may be confusing and will evaluate our standard disclosure going forward.
John Hancock Greater China Opportunities Fund
41.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.

42.	Comment — Notes to Financial Statements. Income Tax Disclosure — What process was performed to ensure no Chinese tax liabilities exist?

Response. We have compiled an international tax matrix for John Hancock Funds to consider potential tax liabilities by country. This matrix is reviewed and updated at least annually.

43.	Comment — Notes to Financial Statements. Footnote 4 — What class level fees were waived for Class I?

Response. A portion of class specific expenses including transfer agent fees, printing and postage and state registration fees were reimbursed for Class I by the advisor.

44.	Comment — Notes to Financial Statements. Please describe how registration fees are determined to be class level or fund level.

Response. State registration fees that are billed by class are paid by their respective class. State registration fees billed at the fund level are allocated to each share class based on average net assets, excluding the NAV class. As the only holders of NAV class shares are John Hancock Funds, NAV class is exempt from state registration, and therefore does not pay the expense.
John Hancock Bond Fund
45.	Comment — Fund Performance. Growth of $10K — should Class R6 have tick mark 3 versus 2? Where is tick mark 3 used?

Response. Class R6 should not have tick mark 3 versus 2. Tick mark 3 is used on preceding page with performance information and refers to use of Class A performance, adjusted for expenses, prior to the inception of Class R6. In this book, the pages open so that the performance is on the left page (where note 3 is used) and the growth of $10k chart is on the right page along with the tick mark legend for both pages. Tick mark 2 is the appropriate tick mark for the R6 share class on this page.

46.	Comment — Portfolio of Investments. Greenwich Capital Commercial Funding Corp. Series 2007-GC9 Class C — How is this being valued? Is it in default?

Response. This security is being valued by an outside vendor, and we have secondary and tertiary quotes from different outside vendors. It is not in default.

Securities and Exchange Commission
November 19, 2012

47.	Comment — Financial Highlights. Management fee waiver is 5 bps. Class A & B have a difference of 4 bps. between gross and net.

Response. This difference is attributable to rounding and timing of share activity, which impacts daily allocations during the year.

48.	Comment — Financial Highlights. Class R2 had 6 bps difference between gross / net

Response. This is due to annualization for the stub period (the Class commenced operations on 3/1/12) and rounding.
John Hancock Large Cap Equity Fund and John Hancock Mid Cap Equity Fund
49.	Comment — N-SAR (Exhibit B). Letter is missing accounting firm and city. Please provide.

Response. We have filed an amended N-SAR.
John Hancock Rainier Growth Fund
50.	Comment — N-SAR (Exhibit B). Letter is missing city.

Response. Audit firm is included. Going forward the city will be included.
John Hancock Global Shareholder Yield Fund
51.	Comment — Financial Highlights. Please confirm whether the Class A waiver is discussed in the Notes to Financial Statements.

Response. Note 4 (Fees and transactions with affiliates)) includes description of the types of contractual and voluntary waiver and reimbursement agreements in place under the “Management fee” caption. The note also includes total waiver amount for each class.

52.	Comment — Financial Highlights / Prospectus. Please explain why the expense ratios in the Financial Highlights do not agree to the prospectus, and confirm whether the prospectus fee table includes a note describing the difference.

Response. Prospectus fee table includes the following disclosure in a note immediately under the table: “Management fee” has been restated to reflect the new management fee rate effective July 1, 2012.
John Hancock Global High Yield Fund
53.	Comment — Prospectus. Please explain the presentation of the expense recoupment that is included in the prospectus.

Response. Although the Adviser recaptured a deminimis amount ($11) of previously waived expenses in fiscal-year 2011 for Class I, the Adviser did not anticipate recapturing additional expenses for the following fiscal-year. Therefore, the fee table did not include a recoupment component for the class. We note that, in-line with expectations, the Fund did not recapture any expenses in fiscal-year 2012.

Securities and Exchange Commission
November 19, 2012

54.	Comment — Financial Highlights / Prospectus. Please explain why the expense ratios in the Financial Highlights for Class I do not agree to the prospectus, and confirm whether the prospectus fee table includes a note describing the difference.

Response. Prospectus fee table for Class I includes the following disclosure in a note immediately under the table: Other expenses have been restated to reflect current transfer agency and service fees.”
John Hancock Multi Sector Bond Fund
55.	Comment — Prospectus. Please consider adding sector risk in the Fund’s prospectus.

Response. The requested change will be made for the Fund in its next annual update registration filing.

56.	Comment — Notes to Financial Statements. With respect to the Fund’s selling of credit default swaps (CDS), please describe how the Fund would cover the amount of the CDS if a credit event was to occur.

Response. Note 3 states the Fund “would be obligated to pay the Buyer the notional amount of the contract in the event of a default. The amount of loss in such case would be reduced by any recovery value on the underlying credit.” Additionally, the obligation would be reduced by any outstanding unpaid premiums from the CDS buyer.
Per the SEC staff’s request, the Registrant acknowledges the following:
-	it is responsible for the adequacy and accuracy of the disclosure in the each Fund’s Annual Report;

-	staff comments or changes to disclosure in response to staff comments on the Annual Report do not foreclose the Commission from taking any action with respect to the Annual Report; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4497.
Sincerely,
/s/ Salvatore Schiavone
     Salvatore Schiavone
     Treasurer
     John Hancock Funds